R. MICHAEL JACKSON
                               Attorney at Law
                        165 S. Union Blvd., Suite 705
                              Lakewood, CO 80228
                               (303) 969-0808


March 20, 2000

Securities and Exchange Commission
450 5th Street NW
Washington, D.C., 20549

     Re:  Uptown Restaurant Group, Inc. Form SB-2 Registration Statement
                    File No. 333-32260

To Whom It May Concern:

          On behalf on my client, Uptown Restaurant Group, Inc., I am submitting the following delaying amendment for the SB-2 Registration Statement, file number 333-32260:

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

          Thank you for your cooperation in this matter.

                              Sincerely,



                              R. Michael Jackson